EXHIBIT 99.5

CONSENT OF AUTHOR / EXPERT

ERIC CHAPMAN

I hereby consent to:

1.	the use of my name, Eric Chapman, and reference to my name, the technical report entitled “Séguéla Gold Mine, Côte d’Ivoire” dated effective December 31, 2025 evaluating the Séguéla Mine of Fortuna Mining Corp. (the “Company”), the technical report entitled “Fortuna Silver Mines Inc.: Lindero Mine and Arizaro Project, Salta Province, Argentina” dated effective December 31, 2022 evaluating the Lindero property of the Company, the technical report entitled “Fortuna Silver Mines Inc.: Caylloma Mine, Caylloma District, Peru” dated effective December 31, 2023 evaluating the Caylloma Mine of the Company, the technical report entitled “Diamba Sud Gold Project, Kédougou Region, Senegal” dated effective October 15, 2025 evaluating the Diamba Sud Project of the Company, and the information contained in said technical reports described or incorporated by reference in the Company’s Registration Statement on Form F-10 (File No. 333-289971) and in the Company’s Annual Report on Form 40-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission;

2.	the use of my name, Eric Chapman, and reference to my name, and the technical information relating to the updated Mineral Resources estimates for the Company’s Séguéla Mine and Diamba Sud Project contained under the heading “General Development of the Business – Three-Year History and Recent Developments” in the Annual Information Form of the Company for the year ended December 31, 2025 included or incorporated by reference in the Company’s Registration Statement on Form F-10 (File No. 333-289971) and in the Company’s Annual Report on Form 40-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission; and

3.	the use of my name, Eric Chapman, and reference to my name, and the technical information contained in the Annual Information Form of the Company for the year ended December 31, 2025 included or incorporated by reference in the Company’s Registration Statement on Form F-10 (File No. 333-289971) and in the Company’s Annual Report on Form 40-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission.

Dated: March 26, 2026

“Eric Chapman”

Eric Chapman, P.Geo.